VANC Pharmaceuticals Provides Marketing Update

March 24, 2017 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets provides marketing update as part of its ongoing program to bring value added products to the Canadian pharmacy industry.

“I am pleased to announce that VANC’s premium natural iron supplement Hema-Fer™ has been accepted by two pharmacy groups representing over 400 pharmacies in Quebec and British Columbia in the last month.”, announced Bob Rai, Interim CEO. Hema-Fer™ is a made in Canada product containing 12 mg of naturally derived heme iron polypeptide supplement for the prevention of iron deficiency anemia. VANC’s Hema-Fer™ is the highest dose of heme iron available on the market and provides the patient with a high absorption rate with minimal gastro intestinal side effects and with affordable pricing.  “These new sales channels are a great indication of our product quality as well as the benefits of our new national sales team supporting the expansion of our high value OTC business”, added Mr. Rai.  “VANC has also been successful in positioning its generic anti-diabetic drug pioglitazone as the preferred choice for a large pharmacy group in Alberta”.  VANC’s pioglitazone is a generic drug used along with proper diet and exercise to help control high blood sugar and to restore a patient’s correct response to insulin. “The approximate Canadian market for pioglitazone is over $10 million of which Alberta represents approximately 11%.  We expect further expansion of pioglitazone sales channels in other provinces in the coming months,” concluded Mr. Rai.

The Company further announces that it has extended the closing of the HealthTab acquisition previously announced on December 5, 2016 to April 30, 2017.

The Company also announces that it did not proceed with the non-brokered private placement previously announced on January 30, 2017.

On behalf of:

VANC Pharmaceuticals Inc.

David Hall

Chairman of the Board

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.